UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 001-33036

Mindray Medical International Limited

Mindray Building, Keji 12th Road South,

Hi-tech Industrial Park, Nanshan,

Shenzhen 518057

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On November 11, 2013, Shenzhen Mindray Bio-Medical Electronics Co., Ltd., a subsidiary of Mindray Medical International Limited (“Mindray”), entered into a settlement agreement related to an ordinary course commercial dispute with an OEM manufacturing customer, Beckman Coulter Inc. In connection with this settlement, Mindray will take a litigation related charge of approximately $15 million in the fourth quarter of 2013.

The commercial dispute did not involve intellectual property or product liability matters, and Mindray has determined that the related termination of the OEM arrangement is not material to its business or operations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mindray Medical International Limited

By:	/s/ Alex Lung
Name:	Alex Lung
Title:	Chief Financial Officer

Date:	November 12, 2013